Thayer Ventures Acquisition Corporation

25852 McBean Parkway

Suite 508

Valencia, CA 91355

December 10, 2020

VIA EDGAR

Pam Howell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thayer Ventures Acquisition Corporation
Acceleration Request for Registration Statement on Form S-1
File No. 333-249390

	Requested Date:	December 10, 2020
	Requested Time:	4:00 p.m. Eastern Standard Time

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Thayer Ventures Acquisition Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 10, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

[Remainder of page left intentionally blank]

If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,
Thayer Ventures Acquisition Corporation

/s/ Mark E. Farrell
Mark E. Farrell
Co-Chief Executive Officer, Co-President and Chief Financial Officer

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP

Mitzi Chang, Esq., Goodwin Procter LLP